EXHIBIT 99.1

Endeavour Silver Announces Board and Management Updates

George Paspalas Appointed to Board of Directors, Don Gray Retiring as COO, Luis Castro Appointed as COO, Gord Bussieres Appointed as Vice President, Projects

VANCOUVER, British Columbia, March 02, 2026 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces the appointment of a new member to the Board of Directors and key changes to its senior management team as the Company enters a new phase of growth and execution. Endeavour currently operates three underground mines in Mexico and Peru, supported by a robust development pipeline that positions the Company to advance its long-term strategy and move closer to becoming a senior silver producer.

Appointment of George Paspalas to Endeavour’s Board of Directors, Effective March 1, 2026

Mr. Paspalas is an experienced mining executive with over 40 years of international leadership in precious and base metals. From 2013 to 2025, he served as President, CEO and Director of MAG Silver Corp., where he led the development and ramp-up of the high-grade Juanicipio silver mine in Mexico and guided the company through its strategic sale to Pan American Silver.

Throughout his career, George has overseen the construction and operation of both open pit and underground mines in regions such as South Africa, Tanzania, Australia, South America, Mexico and Canada, demonstrating a deep operational and technical foundation committed to safety and sustainability.

“We are thrilled to welcome George to the Endeavour Silver Board of Directors,” said Rex Mclennan, Endeavour’s Chairman. “George is strongly aligned with our core values, and with more than four decades in the mining industry, and a proven track record of developing world-class mines, operational excellence and corporate strategy, his counsel will be greatly valued by the board and an invaluable resource for our management team;” adding that “Board and management succession planning that fill gaps and strengthens our team is key to success.”

Retirement of Don Gray, Endeavour’s Chief Operating Officer, Effective April 30, 2026

Throughout his tenure, Don has been instrumental in transforming the Terronera project from an exploration project into a cornerstone of the Company’s operational success. From the earliest stages, he oversaw the meticulous planning and secured the foundational approvals for Terronera, navigating complex regulatory landscapes and aligning diverse teams behind a shared goal. Don’s leadership has been critical in driving the project through engineering design, community engagement, and rigorous safety and environmental standards, ensuring that each milestone was met with both efficiency and integrity.

In addition to his remarkable impact on Terronera, Don has also played a key role in shaping Pitarrilla as Endeavour’s next mine, leading initial planning and team collaboration for its development.

Appointment of Luis Castro as Chief Operating Officer, Effective March 1, 2026

Luis brings a wealth of experience to the role of Chief Operating Officer, having previously served as Senior Vice President, Exploration. As the fourth employee to join Endeavour, Luis has devoted over 22 years to the Company’s growth and success. He began his journey as a Project Geologist in 2004, quickly rising to Exploration Manager in 2008, and later to Vice President, Exploration in 2012. Over the course of his tenure, Luis has spearheaded Endeavour’s exploration programs, playing a key role in numerous mineral discoveries. His deep expertise in geology, exploration, government relations and mining combined with a proven record of achievement, positions him to lead Endeavour’s operations into its next chapter. The Company is confident that, under Luis’s leadership, Endeavour will continue to build momentum and drive its strategic priorities forward.

“On behalf of the Endeavour team, I want to extend my heartfelt thanks to Don Gray for his outstanding leadership and unwavering dedication throughout his tenure as Chief Operating Officer,” said Dan Dickson, Chief Executive Officer. “Don’s vision and commitment have left a deep-rooted mark on our Company, guiding the Terronera project from its earliest days to operations and laying the foundation for our future growth at Pitarrilla. His principled approach, collaborative spirit and steadfast focus on safety have shaped the way we operate and strengthened our team. We are truly grateful for Don’s contributions and wish him much happiness in his well-deserved retirement and the exciting adventures that lie ahead.”

“As we mark the close of an impactful chapter with Don Gray’s retirement, I am delighted to announce the well-deserved appointment of Luis Castro as our incoming Chief Operating Officer. Luis’s journey with Endeavour began in 2004, and over the years, he has demonstrated dedication, deep expertise and exceptional leadership across multiple roles. His contributions to our exploration programs have led to key mineral discoveries and have helped shape Endeavour’s growth and reputation within the industry. We are confident that under his guidance, Endeavour will continue to achieve new milestones and drive our strategic priorities to greater heights.”

Appointment of Gord Bussieres as Vice President, Projects

Gord Bussieres is a skilled executive with a strong background in project development, technical oversight and delivery of large-scale mining projects. As Vice President, Projects, he will be responsible for leading the advancement of Endeavour’s development portfolio, guiding projects through feasibility studies and into the construction phase.

Mr. Bussieres brings more than 40 years of experience in the mining sector, having spent the last two decades with JDS Energy & Mining (JDS), an internationally recognized mining and energy consulting firm. During his tenure at JDS, he worked on mining projects in multiple jurisdictions worldwide and held senior leadership roles focused on project execution, technical leadership, and multidisciplinary coordination – spanning a wide range of project stages from early evaluation through development and delivery.

“We are pleased to have Gord Bussieres join Endeavour as Vice President, Projects,” said Dan Dickson, Chief Executive Officer. “Gord’s background in guiding complex project initiatives and leading diverse groups of individuals will be a tremendous asset as we move forward with Pitarrilla and our other development projects. His experience will be instrumental in navigating important stages and reinforcing Endeavour’s reputation for operational integrity. We look forward to Gord’s contributions as we continue to build value for all our stakeholders.”

About Endeavour Silver – Endeavour is a mid-tier silver producer with three operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

For Further Information, Please Contact
Allison Pettit
Vice President, Investor Relations
Email: apettit@edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding changes to the executive team and related timing, the Company’s strategies, plans and areas of focus, the expected success of the Company and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Peruvian sol, Canadian dollar, Chilean peso, and U.S. dollar); fluctuations in interest rates; effects of inflation; changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form and the Prospectus dated July 10, 2025 filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.